                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. )*


                            The John Nuveen Company
      -----------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   478035108
                 ---------------------------------------------
                                 (CUSIP Number)

                                 March 26, 2000
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

                                  SCHEDULE 13G

Cusip No.  478035108

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Nautical Trust
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2        Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [X]
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3        SEC Use Only

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4        Citizenship or Place of Organization

         Ohio
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                      5       Sole Voting Power

                              623,870*
                      ----------------------------------------------------------
     Number of

       Shares         6       Shared Voting Power

    beneficially              0
                      ----------------------------------------------------------
       owned          7       Sole Dispositive Power

      by each                 623,870*
                      ----------------------------------------------------------
     reporting        8       Shared Dispositive Power

    person with:              0
                      ----------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                              0
--------------------------------------------------------------------------------
10        Check Box if the Aggregate amount in Row (9) Excludes Certain
          Shares*                                                            [ ]

--------------------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)
          8.6%
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12        Type of Reporting Person*

          Trust
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* Includes 577,500 shares of Class A Common Stock for The John Nuveen Company ("JNC") issuable upon conversion of the shares of the JNC 5% Cumulative Convertible Preferred Stock held by the Trust. There are three Trustees of Trust whose powers are to be exercised with the concurrence of a majority of the Trustees. The Trust is irrevocable.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

       Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1(a). Name of Issuer:

           The John Nuveen Company
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ITEM 1(b). Address of Issuer's Principal Executive Offices:

           333 West Wacker Drive, Chicago, IL 60606
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ITEM 2(a). Name of Person Filing:

           Nautical Trust
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ITEM 2(b). Address of Principal Business Office or, if None, Residence:

           c/o Thompson, Hine LLP, 2000 Courthouse Place, NE, P.O. Box 8801, Dayton, Ohio 45401
           ---------------------------------------------------------------------

ITEM 2(c). Citizenship:

           Ohio
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ITEM 2(d). Title of Class of Securities:

           Class A Common Stock
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ITEM 2(e). CUSIP Number:

           478035108
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ITEM 3. If This Statement Is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether The Person Filing Is A:

        (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

        (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        (e)  [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

        (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. Ownership.

        I. For Nautical Trust:

        (a)   Amount beneficially owned:       623,870*

        (b)   Percent of class:                    8.6%

        (c)   Number of shares as to which the person has:

                  (i)       Sole power to vote or to direct the vote:   623,870*
                  (ii)      Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 623,870*
                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

              None

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the
              Security Being Reported on by the Parent Holding Company.

              N/A

ITEM 8. Identification and Classification of Members of the Group.

              *See Exhibit A to Schedule 13G.

*See footnote on page 2.

ITEM 9. Notice of Dissolution of Group.

              N/A

ITEM 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                March 28, 2001


                                                /s/ SUSAN P. DAVIS
                                                -----------------------------
                                                Susan P. Davis, Trustee
                                                Nautical Trust


                                                /s/ MICHAEL R. PLEIMAN
                                                -----------------------------
                                                Michael R. Pleiman, Trustee
                                                Nautical Trust


                                                /s/ VERNON A. PLEIMAN
                                                -----------------------------
                                                Vernon A. Pleiman, Trustee
                                                Nautical Trust